Ecopetrol comments on information published in the media

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) hereby informs the market that, in connection with certain news recently disseminated by national media outlets, the Company entered into a confidentiality agreement with Canadian gas producer Canacol Energy during the final days of August of the current year. The purpose of this agreement is to facilitate the exchange of information between the parties under appropriate legal safeguards, in accordance with standard market practices. This confidentiality agreement does not, under any circumstances, create binding obligations for either party, nor does it commit Ecopetrol to undertake any subsequent actions, procedures, or engagements related to the Company’s operations.

Should Ecopetrol engage in any activities subject to disclosure in the public securities market, the Company will duly notify the market in a timely manner and through the official channels established by the applicable regulatory framework for the dissemination of such information.

Bogota D.C., September 08, 2025

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co